                                                                                                                                                                                                           EXHIBIT 12

COMPUTATION OF RATIO OF INCOME FROM

CONTINUING OPERATIONS TO FIXED CHARGES

FOR NINE MONTHS ENDED SEPTEMBER 30,

(UNAUDITED)

(Dollars in millions)	2014	2013*
Income from continuing operations before income taxes (1)	$12,897	$13,148

Add: fixed charges, excluding capitalized interest	1,147	1,100

Income as adjusted before income taxes	$14,044	$14,248

Fixed charges:
Interest expense	$774	$733
Capitalized interest	3	19
Portion of rental expense representative of interest	373	367

Total fixed charges	$1,150	$1,119

Ratio of income from continuing operations to fixed charges	12.21	12.73

* Reclassified to reflect discontinued operations presentation.

(1) Income from continuing operations before income taxes excludes (a) amortization of capitalized interest, and (b) the company's share in the income and losses of less-than-fifty percent-owned affiliates.

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